Exhibit 99.1

Borr Drilling Limited Announces Second Quarter and Six Months 2023 Results Hamilton, Bermuda, August 17, 2023: Borr Drilling Limited ("Borr", "Borr Drilling" or the "Company") announces unaudited results for the three and six months ended June 30, 2023.

Highlights Second Quarter of 2023

  · Total operating revenues of $187.5 million, an increase of $15.5 million or 9% compared to the first quarter of 2023.

  · Net income of $0.8 million, an increase of $8.2 million compared to the first quarter of 2023.

  · Adjusted EBITDA of $84.0 million, an increase of $11.6 million or 16% compared to the first quarter of 2023.

  · Total contract revenue backlog as at June 30, 2023 of $1.65 billion.

Subsequent events

  · 2023 year to date, we have been awarded seven new contracts and six extensions to existing contracts representing 2,613 days and $376 million of potential revenue.

CEO, Patrick Schorn commented:

"The second quarter of 2023 continued the positive trend experienced over the last several quarters, with an increase in revenue of 9% to $187.5 million and an increase in Adjusted EBITDA of 16% to $84.0 million.

We continue to see positive development in the market for jack-up drilling rigs and year to date, we have been successful in securing seven new contracts and LOAs for a total estimated duration of 1,771 days and $289 million in contract value. This equates to market leading dayrates of approximately $163,000 per day (including mobilisation related revenues).

In July 2023, one of our customers in West Africa cancelled previously exercised options for our rig "Gerd". Subsequently, we were immediately able to secure new work for the rig in the Middle East at economics which we view as even more favourable, and in a region where we see better long-term prospects. The change of contract for this rig will lead to some idle time before it commences its new contract in December 2023, which will impact results in the second half of this year, however this will improve our position in 2024 and beyond. We also intend to bring forward the rig's periodic surveys during this idle period which will mitigate out of service periods previously anticipated in 2024.

In addition, we have secured a short-term extension to the contract for our rig "Prospector 1", operating in the North Sea, a region that is experiencing lower dayrate levels than the rest of the world. With the overall market continuing to strengthen, particularly in other regions, we remain positive that this extension will provide a bridge towards favourable long-term commitments elsewhere.

Based on these developments, our full year Adjusted EBITDA in 2023 is now estimated to be between $330 to $360 million. We expect our financial performance in the third quarter of 2023 to be similar to the second quarter, which we expect will be followed by an increase in the fourth quarter, when for the first time all of the Company's 22 delivered rigs will be in operation.

Supported by our confidence in the jack-up rig market, we are in active discussions with Seatrium (formerly Keppel), for an expedited delivery of our rigs "Vale" and "Var" to August and November 2024, respectively.

Following our recent contract awards, our fleet's contract coverage for 2024 stands at 70%, including firm contracts and priced options, with an average equivalent dayrate of approximately $123,000, including mobilisation related revenues. Considering this firm contract coverage and projected dayrates for the uncontracted days, we have narrowed the estimated range of Adjusted EBITDA for full year 2024 to be between $500 to $550 million."